Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036

June 23, 2014

Re:	Acceleration Request for TCP International Holdings Ltd.
Registration Statement on Form S-1 (File No. 333-196129)

By EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Larry Spirgel, Assistant Director

Division of Corporation Finance

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we attach the requests of our client, TCP International Holdings Ltd., and of the underwriters that effectiveness of the above-referenced Registration Statement be accelerated to 3:00 p.m., Washington, D.C. time, on June 25, 2014, or as soon as practicable thereafter. Please call me at (212) 735-2609 with any questions.

Very truly yours,

/s/ Joshua A. Kaufman
Joshua A. Kaufman

TCP International Holdings Ltd. 325 Campus Drive
Aurora, Ohio 44202
June 23, 2014
Re: TCP International Holdings Ltd.
Registration Statement on Form S-l
File No. 333-196129
By EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Larry Spirgel, Assistant Director
Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, TCP International Holdings Ltd. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that it may become effective at 3:00 p.m., Washington, D.C. time, on
June 25, 2014, or as soon as possible thereafter. In this regard, the Company is aware of its obligations under the Securities Act.
The Company acknowledges that:
should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Very truly yours,
TCP International Holdings Ltd.
By: /s/ Laura A.Hauser
Name: Laura A.Hauser
Title: General Counsel and Secretary
Laura A. Hauser, Esq. General Counsel Ihauser@tcpi.com DD: 330.995.1330
325 Campus Dr. | Aurora, Ohio 44202 | P: 800-324-1496 | F: 330-995-6188

DEUTSCHE BANK SECURITIES INC. 60 Wall Street New York, New York 10005	PIPER JAFFRAY & CO. 800 Nicollet Mall Minneapolis, Minnesota 55402

June 23, 2014

Re:	TCP International Holdings Ltd.
Registration Statement on Form S-1
Registration File No. 333-196129

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Dear Sir/Madam:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933 (the “Act”), we, as representatives of the several Underwriters, wish to advise you that 513 copies of the Preliminary Prospectus dated June 16, 2014, were distributed during the period June 16, 2014 through 5:00 p.m. New York City Time, June 20, 2014, to prospective underwriters, institutions, dealers and others.

We were advised on June 11, 2014 by the Corporate Financing Department of the Financial Industry Regulatory Authority that it has reviewed the above-captioned proposed offering and that it has determined to raise no objections with respect to the fairness of the terms and arrangements of the offering.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

In accordance with Rule 461 of the Act, we hereby join in the request of TCP International Holdings Ltd. for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 3:00 p.m. New York City Time on June 25, 2014, or as soon thereafter as practicable.

[Remainder of page intentionally left blank]

Very truly yours,

DEUTSCHE BANK SECURITIES INC.

PIPER JAFFRAY & CO.

Acting on behalf of themselves and the

several Underwriters.

DEUTSCHE BANK SECURITIES INC.

By:	/s/ Joseph P. Coleman
Name:	Joseph P. Coleman
Title:	Managing Director

By:	/s/ David S. Bailey
Name:	David S. Bailey
Title:	Managing Director

PIPER JAFFRAY & CO.

By:	/s/ Christie L. Christina
Name:	Christie L. Christina
Title:	Managing Director